MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) for the six months ended June 30, 2005 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and related notes contained in the annual report. The date of this management’s discussion and analysis is August 9, 2005. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The mineral exploration industry has passed through a very difficult period of low prices for both precious and base metals. A resulting lack of interest lead to low market capitalizations which in turn meant that major mining companies found it was easier to grow by purchasing companies or mines rather than explore for them. This resulted in a downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the exploration “pipeline” and a developing shortage of experienced explorationists and support personnel.  If metal prices continue to improve and if demand, especially from Asia, continues to increase, supply difficulties may occur in the future.  Company management is of the opinion that there is a discernible need for good exploration projects based on sound geological work. Although many junior exploration companies are having difficulty in raising funds under current market conditions, management anticipates strong future interest from such companies to form joint ventures to explore the type of properties that this Company seeks to generate.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs and has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions it operates in. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal council in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company’s properties in these jurisdictions in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of the conduct of its business by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.   The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties it has acquired.  This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of August 9, 2005 there were share purchase options outstanding allowing the holders of these options to purchase 4,111,483 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 1,744,355 shares of common stock.  Directors and officers of the Company hold 3,554,483 of these share purchase options.  An additional 557,000 share purchase options are held by employees and consultants of the Company.  None of the share purchase warrants are held by Directors.  Given the fact that as of August 9, 2005 there were 31,581,817 shares of common stock outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

Lack of Trading Volume

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of which, the Company may miss the opportunity to participate in certain transactions and may have a material, adverse effect on its financial position.

Exploration projects - Canada

Siwash Gold Deposit

The Company completed a 44-hole, 10,265 meter diamond drill program in 2004 to test the continuity of mineralization at it’s wholly owned Siwash Gold Mine in B.C. Calculation of an updated resource estimate incorporating the diamond drill and mine sample data up to and including 2003 was completed in May of 2004 by Giroux Consultants Ltd. The estimate included a measured and indicated resource of 207,600 oz (6,457,000 grams) gold in 736,670 tons and an inferred resource of 207,800 oz (6,463,300 gm) gold in 1,451,950 tons.  A drill program is currently underway on the property.

ATW Diamond Project

Almaden has a net 37.5% interest in this project where work over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest has been contracted to be carried out in August, 2005. This survey is intended to enable better interpretation of previous gravity survey data.

PV and NIC Gold-Silver Projects

These projects are optioned to Consolidated Spire Ventures Ltd. (“Spire”) on terms whereby Spire can earn a 60% interest by spending $1.3 million on exploration and issuing 600,000 shares to Almaden, all before the end of 2007. Spire is currently conducting an exploration program consisting of soil sampling, prospecting, mapping, and hand trenching.

Sam Gold-Silver Property

This property has been optioned to Strongbow Exploration Inc. (“Strongbow”) on terms whereby Strongbow can earn a 60% interest in the project by spending $4 million on exploration and issuing 1,000,000 shares to Almaden.  Strongbow has initiated a geochemical sampling and hand trenching program on the property.

Merit and Zak Gold Projects

These two gold projects are of similar type to the Sam and PV/Nic properties, and in the same general area of B.C. A summer program of prospecting and geochemical soil surveys will commence in August, 2005.

Exploration projects - Mexico

Fuego Gold-Silver Project

This project is optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 50% interest by spending US$2 million on exploration and issuing 1,000,000 shares to Almaden. Horseshoe has the option to acquire a further 10% interest by spending an additional US$1 million on exploration. Upon Horseshoe earning a 60% interest, Almaden would have 120 days to sell its remaining 40% interest to Horseshoe in return for a 40% interest in the then issued capital of Horseshoe. Horseshoe has informed the Company that the diamond drilling program that was planned for the first half of 2005 will be conducted as soon as a drill becomes available.

Caballo Blanco Gold-Silver Project

This project is optioned to Comaplex Minerals Ltd. (“Comaplex”) who can earn a 60% interest by spending US$2 million. Comaplex is currently conducting a diamond drill program.

La Bufa/Guadalupe Gold-Silver Project

This project was returned to the Company during the quarter by the optionees.  Almaden considers this property to be of continued interest, and will seek a new party to carry on with exploration.

Galeana Gold-Silver Project

This project was optioned to Grid Capital Corp. (“Grid”) who returned the property to Almaden early in 2005. The Company is still waiting for final reports from Grid before determining further plans.

El Pulpo Gold-Copper-Silver Project

In December 2004, the Company entered into an agreement with Ross River Minerals Inc. in which the Company agreed to sell a 100% of its right, title and interest in the prospect for 2.2 million shares of Ross River. Ross River is required to issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it’s formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognized engineering firm acceptable to both parties.  Final documentation was completed in July, 2005.

BHP Billiton Joint Venture

The Company has renegotiated and extended its agreement with BHP to carry out grass roots exploration in a portion of Mexico for copper-gold deposits.   The new agreement covers a reduced area within the much larger original area.  It was selected based on results of the first phase program.  The new agreement also capped the amount BHP Billiton would have to spend on any feasibility study it may conduct. A geochemical reconnaissance program was carried out within the reduced area, and results are currently being interpreted.

San Carlos Copper-Gold Project

The San Carlos project is optioned to Hawkeye Gold and Diamond Inc. (“Hawkeye”).  On April 13, 2005, the Company renegotiated the option agreement made during March 2004.  Under the terms of the new agreement, Hawkeye has the right to earn a 51-per-cent interest in the San Carlos property by:

1.  issuing 850,000 common shares and paying US$40,000.00 on or before the fifth business day next following the date of final acceptance (the new effective date)of the new agreement by the TSX Venture Exchange;

2. issuing an additional 100,000 shares on each of the first and second anniversaries of the new effective date;

3. incurring exploration expenses totalling not less than US$450,000 not later than the first anniversary of the new effective date;

4. incurring further exploration expenses totalling not less than US$550,000 not later than the second anniversary of the new effective date; and

5. incurring further exploration expenses totalling not less than US$1-million not later than the third anniversary of the new effective date.

Hawkeye may also earn an additional 9-per-cent interest in the property by issuing 100,000 shares before each of the third, fourth and fifth anniversaries of the new effective date and by incurring additional exploration expenses totalling not less than US$2-million not later than the sixth anniversary of the new effective date.

A 2-per-cent net smelter return is reserved to the original owner of certain of the claims. When Hawkeye has earned its interest in the property, a joint venture will be formed in respect of the property.

Hawkeye seeking financing for the project.

Santa Isabela Silver-Lead-Zinc Project

A 100% interest in this prospect was acquired by staking. The property is road accessible and located in Coahuila State, roughly 200 kilometers from Saltillo, a major commercial centre. To date a limited rock and soil sampling and geophysical exploration program has been carried out on the property which covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. To date 24 samples have been taken of oxidised jasperoid and calcite veined limestone returning zinc values up to 11.95% and averaging 4.68% , lead values up to 7.33% and averaging 1.94% and silver values up to 172 g/t and averaging 34.8 g/t.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
Total revenues	$69,682	$142,249	$26,417	$40,516	$113,281	$62,682	$59,106	$3,592
Net loss	477,691	162,899	1,757,487	725,410	258,688	324,218	567,215	260,373
Net loss per share	0.02	0.00	0.07	0.02	0.01	0.01	0.03	0.01
Write-down of interest in mineral properties	10,647	11,072	582,260	306,773	1,322	13,003	49,327	8,984
Stock option compensation	213,600	-	1,205,820	-	-	28,963	96,000	-
Working capital	3,608,454	4,273,829	4,659,617	5,325,508	5,136,067	5,255,565	5,100,785	1,832,684
Total assets	10,050,122	10,212,087	10,215,275	11,238,229	10,695,340	10,591,469	10,341,770	6,834,870

Results of operations

For the quarter ended June 30, 2005, the Company’s operations produced a net loss of $477,691 or $0.02 per share compared to a net loss of $258,688 or $0.01 per share for the quarter ended June 30, 2004. The increase in net loss is primarily due to the non-cash stock option compensation realized on the granting of stock options in the current period. The Company has no revenue from mining operations. Revenue consisting of proceeds received from mineral properties option agreements in excess of the carrying value of the properties decreased,  interest income remained consistent and revenue from IP programs undertaken on behalf of third parties and VAT recovered in Mexico (both included in ‘other income’) increased during the current quarter. General and administrative costs decreased during the current quarter primarily due to lower professional fees and reduced travel and promotional activities. General exploration activities increased compared to the same quarter last year due to both a regional exploration program being carried out in Mexico and a geochemical reconnaissance program carried out under the BHP Billiton joint venture in Mexico. There was a write-down to marketable securities during the current quarter, a gain on the sale of marketable securities compared to a loss during the same quarter last year.  There was also a larger gain on foreign exchange during the current quarter.

For the six months ended June 30, 2005, the Company had a net loss of $640,590 or $0.02 per share compared to a net loss of $582,906 or $0.02 per share for the six months ended June 30, 2004.  During the current six month period, revenue from mineral properties and interest income remained consistent when compared to the same six month period last year while revenue from IP programs undertaken and value-added tax recovered in Mexico increased. General and administrative costs decreased primarily due to lower professional fees and reduced travel and promotional activities. The Company participated in the Vancouver Investment Conference and the Prospectors and Developers Association Conference in Toronto and engaged Kitco Casey to carry its corporate profile during the period. General exploration activities were fairly consistent with the same period last year.  Marketable securities were written down during the six months ended June 30, 2005, a gain realized on the sale of marketable securities compared to a loss during the same period last year and there was a larger gain on foreign exchange during the current period.  The Company also realized a gain on the sale of property, plant and equipment in the current period.

Liquidity and capital resources

At June 30, 2005, the Company had working capital of $3,608,454 and cash and cash equivalents of $3,150,348 compared to working capital of $4,659,617 and cash and cash equivalents of $4,125,706 at December 31, 2004, the Company’s most recent year end. The decrease in cash is primarily due to investment in mineral properties made during the six months and the purchase of a diamond drill to be used on several of the Company’s projects in Mexico.  In addition, the market value of the Company’s inventory of gold bullion at June 30, 2005 was $854,555 - $579,787 above book value and the market value of equity securities at June 30, 2005 was $1,024,849 - $474,535 above book value. These values differ from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court and the Company is waiting the Attorney General’s response.  The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used for operating activities during the quarter ended June 30, 2005 was $151,800 compared to $226,335 during the same quarter last year, after adjusting for the non-cash activities. Cash flows from financing activities during the quarter ended June 30, 2005 were $91,131 from the exercise of stock options compared to $213,245 for the quarter ended June 30, 2004 primarily from the exercise of share purchase warrants. Cash used for investing activities during the quarter ended June 30, 2005 was $537,615 compared to $154,299 during the same quarter last year.  The increase is primarily due to the purchase of a diamond drill and a reduction of proceeds received on the sale of marketable securities during the current quarter.

Cash used for operating activities during the six months ended June 30, 2005 was $257,131compared to $624,132 during the six months ended June 30, 2004, after adjusting for the non-cash activities. Cash flows from financing activities during the current six month period were $112,381 from the exercise of stock options compared to $782,706 for the same period last year from the closing of a private placement and the exercise of share purchase warrants and stock options.  Cash used for investing activities during the six months ended June 30, 2005 was $830,608 compared to $458,893 during the same period last year.  The increase is primarily due to the purchase of a diamond drill and the investment in mineral properties interests, primarily the payment of the first half of 2005 mining taxes and staking of new claims in Mexico, payment in lieu on its Prospector Mountain claims in the Yukon, a geophysical program undertaken on the

Erika project in Mexico and the drill program currently underway at the Elk property.  There were reduced proceeds from the sale of marketable securities during the current period.

In the subsequent quarter, the Company entered into a private placement consisting of 500,000 flow-through shares at a price of $1.75 per share for net proceeds of $875,000.  The bulk of funds raised will be used for the drill program currently underway on the Elk Gold Property with the balance to be used for exploration of existing Company properties in British Columbia.  The financing is to close on August 11, 2005.

Contractual commitments

During the six months ended June 30, 2005, the Company paid $1,995 cash-in-lieu of work on its Cabin Lake claims to keep them in good standing and U.S.$10,000 option payment on its As de Oro prospect in Mexico. All commitments made earlier in the year to fund the purchase of a diamond drill have been met.

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009. During the remainder of Fiscal 2005, the Company must pay $1,500 for its yearly mineral lease rent on its Elk property and $9,385 for its Rock River coal licenses ($18,770 in Fiscal 2006). Should the Company not option its Galeana prospect in Mexico by the time its next option payment is due, the Company intends to make the payment of ~$14,250 (U.S.$10,000 plus value added tax). All other property options payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2005	2006	2007	2008	2009	Thereafter

Office lease	$18,630	$37,260	$37,260	$37,260	$3,105	-
Mineral property acquisition/maintenance payments	$25,135	$20,270	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes and contingencies.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants (“CICA”) amended the stock option compensation and other stock based payments accounting standard during 2003. The Company early adopted the standard and the consolidated financial statements for the years ended December 31, 2004 and 2003 reflect this. This change has been applied retroactively and the consolidated financial statements for 2002 have been restated. The effect of this change was to increase the net loss for the year ended December 31, 2002 by $162,000 for a net loss of $3,198,025. Please see Note 2(j) and 3(a) to the audited consolidated financial statements for the year ended December 31, 2004 for further details.

Flow-through shares

The Emerging Issues Committee – 146 amended the accounting standard with respect to flow-through shares during 2004.  The standard requires, for all flow-through shares issued subsequent to December 31, 2003, the recognition of the future income tax liability and a corresponding increase to deficit on the date the company renounces the tax credits associated with the expenditures, provided there is a reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.  The Company adopted the standard and the consolidated financial statements for the year ended December 31, 2004 reflect these recommendations.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time. Please see Note 3(c) to the audited consolidated financial statements for further details.

Outstanding share data

At the Annual & Special General Meeting of the Company held May 18, 2005, shareholders passed a resolution to change the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number of common shares without par value.  As at August 9, 2005, there were 31,581,817 outstanding common shares.

During the six months ended June 30, 2005, the Company received cash proceeds of $91,131 on the exercise of stock options.

In the subsequent quarter, the Company entered into a private placement consisting of 500,000 flow-through shares at a price of $1.75 per share for net proceeds of $875,000.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. At the Annual & Special General Meeting of the Company held May 18, 2005, shareholders passed a resolution to change the Company’s Stock Option Plan from a fixed maximum number of 2,900,000 shares to a number not to exceed 10% of the issued and outstanding shares of the Company. The plan, its terms and outstanding balance are disclosed in note 9 to the consolidated financial statements for the year ended December 31, 2004 and in note 5 to the consolidated interim financial statements for the six months ended June 30, 2005.

Related party transactions

A total of $61,270 (2004 - $55,200) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services, map preparation and web-site management services during the period. A total of $40,000 (2004 - $35,460) was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the period. These amounts are included in general exploration, mineral property costs and general and administrative. A total of $30,068 (2004 - $30,013) was paid to Dione Bitzer, an Officer of the Company for accounting services during the period.  This amount is included in professional fees.

Outlook

Almaden currently has ten joint ventures and a regional exploration program with BHP Billiton underway to explore for copper-gold deposits in Mexico.  The Company’s cash position will enable it to continue its own exploration efforts in Mexico and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.